

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2017

Cedric Francois
President and Chief Executive Officer
Apellis Pharmaceuticals, Inc.
6400 Westwind Way, Suite A
Crestwood, KY 40014

Re: Apellis Pharmaceuticals, Inc.
Registration Statement on Form S-1 filed October 13, 2017
Amendment No. 1 to Registration Statement on Form S-1
filed October 20, 2017

Dear Dr. Francois:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2017 letter.

Form S-1/A filed October 20, 2017

Summary
Our Programs
Geographic Atrophy, page 2

1.	Please expand the discussion of your Phase 2 trial of patients with wet AMD planned for the first of half of 2018 to clearly state the purpose of the study. You state that the study will evaluate the safety of APL-2 when administered with anti-VEGF treatments, but also state that you will evaluate whether treatment with APL-2 will allow wet AMD patients to reduce dependence on anti-VEGF treatments. Given that patients developed wet

AMD while undergoing treatment with APL-2, it is unclear how the use of APL-2 would reduce dependence on anti-VEGF treatments. Please also disclose the date that you submitted the related safety report to the FDA and whether the occurrence of wet AMD in the Phase 2 trial could limit or otherwise materially impact your anticipated Phase 3 trial. Please make revisions here and in the Business section as appropriate.

Summary Consolidated Financial Information, page 7

2.   You state on page 8 that the pro forma information presented does not reflect the borrowing of $20 million, the sale of a note in the amount of $7 million, or the issuance of warrants in October 2017. Tell us why you did not reflect these transactions in the pro forma information presented throughout the registration statement.

You may contact Lisa Van Joske at (202) 551-3614 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Erin Jaskot at (202) 551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Stuart M. Falber, Esq.